VL 5/26/04.

5/6/04

04019534

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION RECEIVED

DIVISION OF MARKET REGULATION

AM 5/24/2004

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ANNUAL AUDITED REPORT FORM X-17A-5(A) PART III

SEC FILE NUMBER
8- 65311

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAYMONT PARTNERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5709 BROMLEY LANE
(No. and Street)

RICHMOND (City) VA (State) 23226 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD RHOADS (804) 497-3956
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LIBMAN & FUTERMAN, P.C.
(Name – *if individual, state last, first, middle name*)

116 NEW SOUTH ROAD (Address) HICKSVILLE (City) NY (State) 11801 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 27 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD A. RHOADS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAYMONT PARTNERS, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

My Commission Expires May 31, 2004

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIBMAN & FUTERMAN, P.C. Certified Public Accountants

Robert J. Futerman, CPA
Arthur Libman, CPA

The Board of Directors
Maymont Partners, Inc.
5709 Bromley Lane
Richmond, Va. 23226

In planning and performing our audit of the financial statements of Maymont Partners, Inc., (the "Company") for the year ended December 31, 2003, we can attest to the Company's compliance with it's exemption from SEC Rule 15c3-3, wherein the Company does not receive or hold funds or securities for, or owe funds or securities to, customers, nor maintain customer accounts. The basis for such exemption is Paragraph K-2(i).

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on SEC Rule 15c3-3 and should not be used for any other purpose.

Libman & Futerman PC

Hicksville, New York
February 24, 2004

116 New South Road • Hicksville, New York 11801 • Tel: (516) 933-3470 • Fax: (516) 933-3480 • www.landfcpas.com